

FORM 6-K



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 and 15d-16 of

the Securities Exchange Act of 1934

For the period 1st to 23rd May 2002

SIX CONTINENTS PLC

(Registrant's name)

20 North Audley Street

London W1K 6WN, England

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F..... √....... Form 40-F...........

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes....................... No........... √...........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : Not applicable

File No. 1-10409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)



Date 23. May 2002. By

(Signature)

Name: **M.J.N. BRIDGE**

Title: **DEPUTY SECRETARY**

SIX CONTINENTS PLC

TABLE OF CONTENTS

22 May 2002

Six Continents PLC
Board Appointment

Six Continents PLC today, announces that Sir Howard Stringer has been appointed as a Non-Executive Director of the company with immediate effect. He will be a member of the Audit and Remuneration committees.

Sir Howard, who is 60 years old, has been Chairman and Chief Executive Officer, Sony Corporation of America (SCA) since December 1998 and was named to the Sony Corporation's Board of Directors in June 1999. Sony is a leading manufacturer of audio, video, communications and information technology products for the consumer and professional markets. Its music, motion pictures, computer entertainment operations and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sir Howard also serves as Chairman of Sony Canada (since July 1997), Chairman of Sony Electronics Inc. (since January 1998) and is on the Board of Sony Europe.

Prior to joining Sony as President of SCA in May 1997, he was Chief Executive Officer of Tele-TV, having previously been President of the CBS Broadcast Group.

Other posts held include Chairman of the American Film Institute Board of Trustees, a member of the Board of American Friends of the British Museum and of the Board of Governors of The New York Presbyterian Hospital.

The company confirms that there is no further information about Sir Howard Stringer requiring disclosure under paragraph 6.F.2(b) to (g) of the Listing Rules of the UK Listing Authority.

--- ends ---

For further information, please contact:

Mark Rigby	**Corporate Affairs**	**+44 20 7409 8105**
Dee Cayhill		**+44 20 7409 8108**
Kathryn Holland		**+44 20 7355 6516**
Alastair Scott	**Investor Relations**	**+44 20 7355 6532**
Jo Guano		**+44 20 7409 2134**

23 May 2002

SIX CONTINENTS PLC

INTERIM RESULTS

(for the 28 weeks ended 13 April 2002 for Six Continents Retail and Britvic Soft Drinks and six months ended 31 March 2002 for Six Continents Hotels)

Six Continents PLC announces today, Thursday 23 May 2002, its interim results.

1. SUMMARY

Financial Highlights

- Operating profit
  - Six Continents Hotels down 41.1 per cent to £109m
  - Six Continents Retail up 8.1 per cent to £146m*
  - Britvic Soft Drinks up 45.5 per cent to £16m

- Profit before tax and exceptional items down 28.2 per cent to £242m

- Earnings per share were 31.9p compared to 22.7p** in 2001

- Adjusted earnings per share before major exceptional items were 18.7p compared to 26.4p** in 2001

- Interim dividend per share up 2.9 per cent to 10.7p

** ongoing estate*
*** restated for FRS19*

Business Highlights

- **Hotels - management actions limit impact of the events of 11 September 2001: accelerating investment to take full advantage of the upturn**

  - Results cover the six months following the tragedy of 11 September

  - Results demonstrate resilience through our franchised and midscale businesses

  - Promotional/advertising campaigns and operating cost reductions limited impact of slowdown

  - Further recovery through March and April trading in US and UK

  - Revenue investment in marketing, sales force and reservation systems to drive growth

  - Big 10 Inter-Continental renovations progressing well - six now completed

  - Posthouse rebranded to Holiday Inn - renovation of 2,000 rooms this year

- Strong distribution pipeline - 490 hotels with 66,800 rooms

- **Retail - strong performance, with successful brand conversion strategy**
  - Total sales ahead 7.8 per cent: market share gains
  - Average sales per outlet up 6 per cent to £14,200 per week: over three times industry average
  - Maintained margins despite regulatory cost increases
  - 347 former Allied sites converted to date - total of 400 by year end
  - Post-conversion sales uplifts continue to exceed 40 per cent
  - 122 branded outlets opened in the first half - total of over 250 this year
  - Strong pipeline of outlets - 600 sites identified for conversion

- **Soft Drinks - record first half**
  - Continues to perform strongly in competitive market
  - Building on strength of existing brands and successful new product development
  - Strong growth in Pepsi, Robinsons, Fruit Shoot and J_2O: total volume up 3.5 per cent

2. CURRENT TRADING AND OUTLOOK

Following the unprecedented shock to travel confidence of last September, the prospects for recovery from this low point of the hotel cycle are very strong. We are encouraged by the continuing improvements in our trading through March and April. However our optimism for the rebound is tempered in the short-term by some uncertainty surrounding the pace of recovery in the US corporate sector, and long-haul travel into the gateway cities.

In Retail, we expect continued strong overall sales growth driven by the high uplifts from our conversion programme and the improving supply/demand balance in the industry. The benefits of brand scale and the efficiencies that we are achieving will help us to mitigate some further regulatory cost pressure on margins in the near term.

3. COMMENTS

Sir Ian Prosser, Chairman, commented:

"The results for the first six months of the financial year demonstrate the strength of our business during exceptionally tough conditions in the global hotels market. Their impact has been limited by the actions we have taken to stimulate demand in Hotels and improve efficiency together with strong performances in Retail and Soft Drinks.

"Our corporate strategy remains focused on seeking the right investments in a fragmented hotel market, to make the best use of our balance sheet resources. Given the sensitivity of private and public valuations to the pace of recovery, we continue to believe that there will be opportunities to execute our strategy and create value over and above our substantial organic expansion plans. However, we do believe that valuations will have largely recovered by December. Therefore, if we have not found such opportunities, then, no later than the end of this calendar year, we will commence a return of surplus funds to shareholders through a share repurchase programme.

"We are confident in the future of our business given the continued investment in our brands, our people and our properties."

Tim Clarke, Chief Executive, commented:

Overview

"In Hotels, we have concentrated during a very tough first half, on defending our profits. We have also maintained our investment in the business to generate revenues, improve efficiency, renovate our assets and drive the distribution of our brands.

"In Retail, the combination of our growing scale advantages and the capacity of our brands to add value to a strong site pipeline will sustain high investment returns and strong earnings growth."

Hotels

"In the first half, the resilience of our franchised, largely midscale, domestic business has contrasted the operational gearing of our owned mostly upscale hotels, with heavy exposure to international long haul travel. During perhaps the toughest period that the hotel industry has experienced, we concentrated on defending profitability through increased sales promotions and operating cost reductions while fully maintaining our investment programme.

"Going forward, our priorities are to maximise the profits recovery of the owned hotels, to expand brand distribution scale and to enhance our RevPAR delivery to the franchised system.

"We see improvements in RevPAR being driven by recovering US travel and better long term economic prospects, more favourable supply trends and as a result of our significant revenue investment.

"Six of the Big 10 Inter-Continental hotel renovations are now complete and 2,000 rooms from the re-branded ex-Posthouse hotels will be upgraded this year. We are accelerating the distribution of our brands through our existing pipeline of 66,800 rooms, and additional acquisitions of properties that meet our strict financial and strategic criteria.

"As a result we are confident that Six Continents Hotels will take full advantage of the upturn in the market."

Retail

"The Retail business had an excellent first half with sales growth of 7.8 per cent, 6 per cent sales growth per outlet to £14,200, some three times the industry average and we successfully maintained margins despite significant regulatory cost increases.

"Spending on eating and drinking out continues to grow at 2.5 per cent per annum in real terms, whilst industry capital expenditure is falling. Overall like-for-like sales performance is recovering accordingly.

"Much of our new brand development has been in the pubs segment, with the rapid roll-out of Ember Inns, Arena and the Sizzling Pub Co. With higher levels of amenity, service and value, they are capturing substantial share in the largest segment of the market. We have a further 400 sites in this segment capable of profitable conversion.

"The success of our strategy to develop high-take, high-return outlets continues to give us important scale benefits, in purchasing, overheads and at the outlet level.

"We opened 122 branded outlets during the half year and will open over 250 this year. We continue to make excellent progress with the rebranding of the former Allied estate achieving well over 40 per cent sales uplifts. We will have converted a total of 400 outlets by the end of the year with a further 600 outlets identified from our pipeline to convert to our existing brands and operating formats.

"With the industry trends moving in our favour and the actions we are taking, Six Continents Retail has strong prospects for earnings growth and high investment returns."

CHIEF EXECUTIVE'S OPERATING REVIEW

This operating review discusses the performance of the Six Continents Group in the twenty-eight weeks ended 13 April 2002 (six months ended 31 March 2002 for the Hotels division), and compares it with the equivalent period in 2001.

Group summary

During the first half of 2002, Six Continents performed well given the difficult trading conditions experienced in the global hotel market. While the owned upscale hotels were exposed to the downturn, the franchised and midscale operations proved very resilient. The Retail business achieved strong sales and profit growth by successfully maintaining margins and through the continued programme of converting sites to proven brands. Soft drinks had an excellent first half with volumes and profits well ahead of last year. At the same time, the Group continued to invest significantly in the businesses to ensure that we are in the best position to take maximum advantage of the improvement in our markets.

Group turnover of £1,816m fell by 13.2% on the previous year. Turnover from the Hotels business was down 19.6% to £739m. However, turnover in the ongoing Retail business was up 7.8% to £786m, and Soft drinks turnover of £291m was up 4.3% on last year. Total operating profit of £275m was down £90m against £365m in 2001. Retail operating profit from the ongoing estate at £146m was up 8.1% on last year. Soft drinks had a very successful period with operating profit growth of over 45%. Operating profit from Hotels of £109m was down £76m against £185m in 2001.

Profit before tax and major exceptional items at £242m compares with £337m in 2001. The tax charge of £75m represents an effective tax rate of 31% on the above profit, which reflects an increase of 0.1 of a percentage point above the rate of 30.9%* for the equivalent period in 2001.

Basic earnings per share were 31.9p against 22.7p* for 2001. Adjusted earnings per share, which exclude the effect of the major exceptional items, were 18.7p against 26.4p* in 2001. The interim dividend has been increased by 2.9% to 10.7p per share.

* As restated for FRS 19 'Deferred Tax', which has been adopted for the first time in this interim statement. This change in accounting policy has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. See note 1, 'Basis of preparation'.

Hotels

In the first half of 2002, Six Continents Hotels (SCH) saw a gradual improvement in occupancy and revenue as demand started to recover from the events of 11 September 2001. During this period, SCH has continued to invest in its businesses and position itself for an upturn in trading. The division has also taken significant action to protect profit, including marketing campaigns, investment in the sales force and cost management programmes to reduce the operating costs within the owned and managed hotel estate.

The operating mix of the business provided some resilience to the difficult trading conditions, with the franchise and management contract income stream being less affected by the downturn than the owned and leased business. In the Americas, the owned and leased estate saw a significant fall in operating profit, whilst the midscale franchise business operating profit fell less, by approximately 15%. These respective performances also reflected the fact that the upscale and upper-upscale markets in major US cities suffered due to their exposure to international travel, whilst the 'roadside' midscale segment (where SCH's franchise business is focused with Holiday Inn and Holiday Inn Express) fared better.

International travel also fell dramatically in the Europe, the Middle East and Africa (EMEA) region, which particularly affected key gateway cities in which SCH's EMEA upscale properties are concentrated, such as London, Paris and Amsterdam. The Asia Pacific region was also affected by the reduction in international travel, particularly in key markets.

An indicator of future growth, the pipeline of hotels waiting to enter the SCH system remains healthy despite the difficulties surrounding the hotel industry; at 31 March 2002 the pipeline stood at 490 hotels with 66,800 rooms, of which 28% of the rooms were in the upscale brands. This is only slightly down on the pipeline at the end of September 2001 (520 hotels, 69,100 rooms). The total number of hotels in the system at the end of March 2002 was 3,279 (512,000 rooms) compared with 3,267 hotels (514,700 rooms) at the end of September 2001.

During the first half of 2002 the integration of the Posthouse business, acquired in April 2001, was completed. Of the original 79 hotels, seven were disposed of as they were unsuitable for SCH re-branding and the re-branding of the remaining hotels was substantially completed.

Turnover in the Hotels business fell by 20% to $1,060m. Turnover comparisons to last year are distorted by two non-comparable items. Firstly, the conversion of the Bristol hotels from operating leases to management contracts, effective in the main from 1 July 2001, meant that SCH's turnover in the first half of last year included the turnover of those hotels. The first half of this year only includes management fees from those hotels. Secondly, the first half of this year includes turnover from the acquired Posthouse business.

Operating profit fell to $156m against $269m in the first half of last year. In sterling terms, operating profit was £109m against £185m last year; the average US dollar exchange rate to sterling for the half was $1.44 against $1.45 for the first six months of 2001.

The Americas region was the hardest hit by the events of 11 September 2001. For the first quarter, October to December 2001, the revenue per available room (revpar) across the Americas fell by 29% for Inter-Continental, 25% for Crowne Plaza, 14.6% for Holiday Inn and 4.6% for Holiday Inn Express. The second quarter, January to March 2002, saw an improvement in revpar with the declines over last year reducing, which resulted in revpar for the first half down 23% on last year for Inter-Continental, 21% for Crowne Plaza, 12.8% for Holiday Inn but only 3.7% for Holiday Inn Express.

Americas total operating profit was $107m, 36% below last year.

The SCH owned and leased (O&L) estate in the Americas is heavily weighted towards upscale properties in key cities. These markets, in particular, New York, Chicago, San Francisco and Miami were already showing signs of weakness prior to the events of 11 September 2001. This weakness, coupled with the impact of 11 September 2001, was reflected in the performance of SCH's Inter-Continental properties in those cities. However, the impact was mitigated by measures taken on cost-containment. Revpar for the nine comparable O&L Inter-Continental hotels was down 25% on last year, with occupancy 5.3 percentage points lower and average daily rates 18.5% lower. Recent trends have been more encouraging with the deficit in revpar reducing compared with last year. Americas O&L operating profit was consequently $4m against $43m in 2001.

Due to the overall size of the midscale franchise estate (over 1,000 franchised hotels each for Holiday Inn and Holiday Inn Express across the Americas) and the resilience of the franchise model to economic slowdown, the business was better able to weather the difficult trading conditions. Operating profit at $83m was only 15.3% lower than 2001. Revpar was 12.3% lower for Holiday Inn and 3.9% down for Holiday Inn Express.

Other Americas operating profit, which comprised the management contract and upscale franchise businesses, was $20m compared with $25m for the first half of 2001.

EMEA operating profit for the first half of 2002 included the benefit from the fully integrated Posthouse business acquired in April 2001. EMEA turnover grew by 31% to £383m from £292m last year.

In the O&L estate, Inter-Continental revpar (excluding the Paris Le Grand Inter-Continental) was down by 20% on last year. Hotels in London, Paris, Frankfurt and Rome were all badly affected by the fall in international airline travel, particularly in-bound from the United States. The Paris Le Grand Inter-Continental closed as planned in December 2001 for its major refurbishment and is due to reopen in Summer 2003.

The Holiday Inn O&L estate now includes the majority of the acquired Posthouse hotels. In the United Kingdom, the revpar for the estate on a proforma basis (i.e. including Posthouse hotels revpar in the first half of 2001) fell by 15.1% as a consequence of the tough trading conditions, particularly in London. The London area saw revpar declines of 28% on last year due to the performance of airport and central London hotels. In the rest of Europe, properties in key cities suffered through the downturn in international travel, and EMEA Holiday Inn O&L revpar fell by 15.4% against last year.

EMEA Crowne Plaza O&L revpar across the region fell by 12.1%.

Overall, EMEA O&L hotels generated an operating profit of £37m compared with £60m in 2001. In order to boost revenue generation, the region invested in marketing and targeted sales campaigns, particularly in the Holiday Inn UK business.

The managed and franchised business operating profit was £13m, down from £17m in 2001. Inter-Continental managed revpar was down by 9.8% and Crowne Plaza by 17.5%, whilst in the franchise business Crowne Plaza was down by 10.9%, Holiday Inn by 3.7% and Express grew by 5.9%.

In total, EMEA made an operating profit of £50m, compared with £77m in 2001.

Asia Pacific operating profit was $20m, compared with $15m for the first half of last year. This year included a contribution from the Hotel Inter-Continental Hong Kong, acquired in August 2001. Trading in that property was impacted by the fall in international travel, as a significant proportion of its business is from the US. The Sydney and Melbourne markets also remained weak.

The Other segment, which includes Central service costs less other income items, was $43m compared with $23m in 2001. The dividends received from FelCor Lodging Trust Inc. fell by $5m to $6m, while the first half of 2001 included $10m of income from lease terminations.

Retail

In Six Continents Retail (SCR) the focus has been on driving growth and returns through continued concentration on three key areas; estate development, new concept innovation and constant brand evolution to sustain customer loyalty.

Excellent progress was made on the rebranding of the former Allied sites. Of the original 550 sites acquired, 347 have been converted to SCR branded formats and the plan is to have completed over 400 by the year end. Sales uplifts after conversion continued to exceed 40% as compared with the last year under Allied ownership, and were in line with SCR's pre-acquisition expectations.

At the half year SCR operated 2,064 managed outlets, with 1,411 in the Pubs & Bars division and 653 in the Restaurants division. A total of 122 branded outlets were opened during the period of which 22 were acquisitions and 100 were conversions of existing unbranded outlets, bringing the total number of branded outlets to 1,089. SCR continued to successfully roll-out some of the more recently developed brands across the estate, notably Arena, Flares and the Sizzling Pub Company.

Total sales in the ongoing estate of £786m were 7.8% ahead of last year, with drink sales up 5.8% and food sales up 13.9%. The overall food sales mix at 28.8%, was up 1.5 percentage points on the same period last year, reflecting the continuous innovation and development of menus to suit customers' changing tastes. In the core estate, uninvested like-for-like sales were 0.2% ahead of last year, and overall branded like-for-like sales were up 0.8%, with particularly strong performances from Toby Carvery, Vintage Inns, Ember Inns and Scream.

Weekly takings per outlet averaged £14,200, an increase of 6.0% on the previous year. The number of outlets trading in excess of £20,000 per week rose to 367, an increase of 20% on the previous year.

Total operating profit in the ongoing estate of £146m was 8.1% up on last year. Profit growth was achieved by a combination of operational efficiencies, lower support costs, improved purchasing and lower closure and pre-opening costs, despite the significant regulatory cost increases borne by the business in respect of the National Minimum Wage, Climate Change Levy and business rates.

Soft drinks

In the Soft drinks business, volumes and profit were ahead of the same period last year. Sales volumes were 3.5% higher than last year, driven primarily by the performance of Pepsi, J2O and Fruit Shoot. Robinsons increased its share of the dilutables market by 1.5 percentage points on volume growth of 13%. Pepsi saw volume growth of 9.4% and increased its share of the carbonates market by 0.1 percentage points, however volume for Tango was disappointing albeit in an increasingly competitive segment of the market. Overall the Soft drinks business grew turnover by 4.3% and operating profit by over 45%, reflecting strong control over operating and overhead costs.

Major exceptional item

The major exceptional item of £114m relates to the release of over provisions for tax made in previous years. This item has been excluded from the calculation of adjusted earnings per share.

Interest

The Group's net interest charge increased by £3m to £32m. This increase reflects an overall higher level of net debt, partially offset by lower interest rates and the favourable spread between the dollar and sterling interest rates.

Taxation

The effective rate of taxation on profits (on ordinary activities before taxation and major exceptional items) was 31%, 0.1 of a percentage point above the rate of 30.9% for the first half of 2001 and 0.6 of a percentage point above the rate for the full year. These rates all reflect the adjustment to deferred tax arising from the adoption of FRS 19, see note 1 'Basis of preparation'.

Cash flow

Net cash inflow from operating activities was £318m which compared with £433m in the previous year. Net capital expenditure for the Group increased from £285m to £301m due mainly to increased capital expenditure in the Hotels division. After taking account of interest, dividends and tax payments, normal cash outflow of £268m compared with £159m in 2001. Net debt at the end of the period amounted to £1,335m, resulting in a balance sheet gearing ratio of 25%.

GROUP PROFIT AND LOSS ACCOUNT
for the 28 weeks ended 13 April 2002

	2002 28 weeks		2001 28 weeks restated*		2001 52 weeks restated*	
	Before major excep items £m	Total £m	Before major excep items £m	Total £m	Before major excep items £m	Total £m
Turnover - continuing operations (note 3)	**1816**	**1816**	**2093**	**2093**	**4033**	**4033**
Costs and overheads, less other income	(1541)	(1541)	(1728)	(1728)	(3241)	(3284)
Operating profit - continuing operations (note 4)	**275**	**275**	**365**	**365**	**792**	**749**
Non-operating exceptional items (note 5)	(1)	(1)	1	(33)	(2)	-
Profit on ordinary activities before interest	**274**	**274**	**366**	**332**	**790**	**749**
Net interest (note 6)	(32)	(32)	(29)	(29)	(59)	(59)
Profit on ordinary activities before taxation	**242**	**242**	**337**	**303**	**731**	**690**
Tax on profit on ordinary activities (note 7)	(75)	39	(104)	(102)	(222)	(223)
Profit on ordinary activities after taxation	**167**	**281**	**233**	**201**	**509**	**467**
Minority equity interests	(6)	(6)	(5)	(5)	(24)	(24)
Earnings available for shareholders	**161**	**275**	**228**	**196**	**485**	**443**
Dividends on equity shares	(92)	(92)	(86)	(86)	(293)	(293)
Retained for reinvestment in the business	**69**	**183**	**142**	**110**	**192**	**150**
Earnings per ordinary share (note 8):						
Basic	-	31.9p	-	22.7p	-	51.3p
Diluted	-	31.7p	-	22.5p	-	51.0p
Adjusted	18.7p	-	26.4p	-	56.2p	-

*Restated on the adoption of FRS 19 (see note 1).

STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES
for the 28 weeks ended 13 April 2002

	2002 28 weeks £m	2001 28 weeks restated* £m	2001 52 weeks restated* £m
Earnings available for shareholders	**275**	**196**	**443**
Exchange differences	26	34	7
Total recognised gains for the period	**301**	**230**	**450**
Prior period adjustment on adoption of FRS 19	(264)		
Total recognised gains since previous year end	**37**		

* Restated on the adoption of FRS 19 (see note 1).

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS
for the 28 weeks ended 13 April 2002

	2002 28 weeks £m	2001 28 weeks restated* £m	2001 52 weeks restated* £m
Earnings available for shareholders	**275**	**196**	**443**
Dividends	(92)	(86)	(293)
	183	110	150
Exchange differences	26	34	7
Issue of ordinary shares	3	5	9
Repurchase of ordinary shares	-	(103)	(103)
Movement in goodwill**	(50)	(55)	(9)
Net movement in shareholders' funds	**162**	**(9)**	**54**
Opening shareholders' funds as previously reported	5449	5379	5379
Prior period adjustment on adoption of FRS 19	(264)	(248)	(248)
Opening shareholders' funds as restated	**5185**	**5131**	**5131**
Closing shareholders' funds	**5347**	**5122**	**5185**

* Restated on the adoption of FRS 19 (see note 1).
** Including exchange differences on goodwill purchased prior to 30 September 1998 and eliminated against Group reserves.

GROUP CASH FLOW STATEMENT
for the 28 weeks ended 13 April 2002

		2002 28 weeks £m	2001 28 weeks £m	2001 52 weeks £m
Operating activities (note 9)		**318**	**433**	**984**
Interest paid		(88)	(135)	(229)
Dividends paid to minority shareholders		-	-	(5)
Interest received		71	99	160
Returns on investments and servicing of finance		**(17)**	**(36)**	**(74)**
UK corporation tax paid		(40)	(42)	(102)
Overseas corporate tax paid		(22)	(28)	(47)
Taxation		**(62)**	**(70)**	**(149)**
Paid:	Tangible fixed assets	(337)	(318)	(939)
	Other fixed asset investments	(8)	(8)	(37)
Received:	Tangible fixed assets	43	37	101
	Other fixed asset investments	1	4	7
Capital expenditure and financial investment		**(301)**	**(285)**	**(868)**
Acquisitions		-	(1033)	(1014)
Cash and overdrafts acquired		-	262	262
Disposals		-	607	624
Cash and overdrafts disposed		-	(1)	(1)
Acquisitions and disposals		**-**	**(165)**	**(129)**
Equity dividends		**(206)**	**(201)**	**(290)**
Net cash flow (note 9)		**(268)**	**(324)**	**(526)**
Management of liquid resources and financing		**356**	**360**	**493**
Movement in cash and overdrafts		**88**	**36**	**(33)**

GROUP BALANCE SHEET
13 April 2002

	2002 13 April £m	2001 14 April restated* £m	2001 30 Sept restated* £m
Intangible assets	178	185	174
Tangible assets	7773	6267	7558
Investment in Posthouse	-	818	-
Other investments	278	257	266
Fixed assets	**8229**	**7527**	**7998**
Stocks	89	96	90
Debtors	586	590	577
Investments	163	659	366
Cash at bank and in hand	128	114	67
Current assets	**966**	**1459**	**1100**
Creditors: amounts falling due within one year			
Overdrafts	(53)	(53)	(37)
Other borrowings	(614)	(344)	(378)
Other creditors	(1332)	(1330)	(1594)
Net current liabilities	**(1033)**	**(268)**	**(909)**
Total assets less current liabilities	**7196**	**7259**	**7089**
Creditors: amounts falling due after one year			
Borrowings	(959)	(1216)	(1019)
Other creditors	(166)	(187)	(161)
Provisions for liabilities and charges			
Deferred taxation	(506)	(483)	(487)
Other provisions	(87)	(116)	(104)
Minority interests	(131)	(135)	(133)
Net assets (note 13)	**5347**	**5122**	**5185**
Capital and reserves			
Equity share capital	242	242	242
Share premium account	802	796	799
Revaluation reserve	1022	1084	1025
Capital redemption reserve	853	853	853
Profit and loss account	2428	2147	2266
Shareholders' funds	**5347**	**5122**	**5185**

* Restated on the adoption of FRS 19 (see note 1).

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Basis of preparation

The interim financial statements, which are unaudited, comply with relevant accounting standards under UK GAAP and should be read in conjunction with the Annual Report and Financial Statements 2001. They have been prepared using the accounting policies set out in that report on a consistent basis with that applied in 2001, except in respect of deferred tax as detailed below.

The periods ended 13 April 2002 and 14 April 2001 are regarded as distinct financial periods for accounting purposes; income and costs are recognised in the profit and loss account as they arise; tax is charged on the basis of the expected effective tax rate for the full year.

Financial Reporting Standard (FRS) 19 'Deferred Tax' has been adopted for the first time in this interim statement. This standard requires full provision, subject to certain exceptions, for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and for tax purposes. Previously, SSAP 15 required recognition of deferred tax assets and liabilities to the extent it was probable timing differences would reverse in the foreseeable future. This change in accounting policy has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. The effect on the profit and loss account has been to increase the tax charge by £12m (2001 28 weeks, £2m decrease; 52 weeks, £14m increase) and to increase minority equity interests by £1m (2001 28 weeks, £1m; 52 weeks, £2m). The balance sheet effect is to increase deferred tax provisions by £293m (2001 14 April, £263m; 30 September, £279m) and reduce minority interests by £14m (2001 14 April, £16m; 30 September, £15m). In applying FRS 19, deferred tax provisions have not been calculated on a discounted basis.

2. Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1=$1.44 (2001 28 weeks, £1=$1.45; 52 weeks, £1=$1.44). In the case of the euro, the translation rate is £1 = euro 1.62 (2001 28 weeks, £1 = euro 1.62; 52 weeks, £1 = euro 1.62).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.42 (2001 14 April, £1=$1.43; 30 September, £1=$1.47). In the case of the euro, the translation rate is £1 = euro 1.63 (2001 14 April, £1 = euro 1.60; 30 September, £1 = euro 1.61).

3. **Turnover**

	2002		2001		2001	
	28 weeks*		28 weeks*		52 weeks*	
	$m	£m	$m	£m	$m	£m
Hotels**						
Americas	414	289	839	578	1502	1045
EMEA	550	383	423	292	1079	750
Asia Pacific	96	67	71	49	145	101
	1060	739	1333	919	2726	1896
Retail						
Pubs & Bars		465		441		832
Restaurants		321		288		564
Inns		-		124		124
Other		-		37		37
		786		890		1557
Soft drinks		291		279		571
Other activities		1		9		16
Inter-divisional		(1)		(4)		(7)
		1816		**2093**		**4033**

* Other than for the Hotels division which reflects the 6 months ended 31 March or the 12 months ended 30 September, as appropriate.

** The dollar amounts shown are translated at the weighted average rate of exchange (see note 2).

4. **Operating profit**

	2002 28 weeks*		2001 28 weeks*		2001 52 weeks*	
	$m	**£m**	**$m**	**£m**	**$m**	**£m**
Hotels**						
Americas	107	75	166	114	345	240
EMEA	72	50	111	77	290	202
Asia Pacific	20	14	15	10	26	18
Other	(43)	(30)	(23)	(16)	(48)	(33)
	156	109	269	185	613	427
Retail						
Pubs & Bars		101		96		187
Restaurants		45		39		87
Inns		-		24		24
Other		-		7		7
		146		166		305
Soft drinks		16		11		57
Other activities		4		3		3
Operating profit before operating exceptional items		**275**		**365**		**792**
Hotels operating exceptional items (note 5)		-		-		(43)
Operating profit		**275**		**365**		**749**

* Other than for the Hotels division which reflects the 6 months ended 31 March or the 12 months ended 30 September, as appropriate.

** The dollar amounts shown are translated at the weighted average rate of exchange (see note 2).

5. **Exceptional items**

	2002 28 weeks £m	2001 28 weeks restated* £m	2001 52 weeks restated* £m
Operating exceptional items:			
Hotels exceptional costs** (note a)	-	-	(43)
Non-operating exceptional items:			
(Loss)/profit on disposal of fixed assets	(1)	1	(2)
Profit on disposal of Bass Brewers** (note b)	-	-	38
Loss on disposal of other operations** (note c)	-	(34)	(36)
Total exceptional items before taxation	**(1)**	**(33)**	**(43)**
Tax credit/(charge) on above items	-	2	(1)
Exceptional tax credit** (note d)	114	-	-
Total exceptional items after taxation	**113**	**(31)**	**(44)**

a. Related to exceptional reorganisation, restructuring and strategic appraisal costs in the Hotels division.

b. Bass Brewers was disposed of in 2000. The profit in 2001 arose from deferred consideration and the finalisation of the pension scheme transfer.

c. Related to and resulted from the disposal of 988 smaller unbranded pubs by the Retail division.

d. Represents the release of over provisions for tax in respect of prior years.

Exceptional items arise from continuing operations with the exception of the profit on disposal of Bass Brewers which relates to discontinued operations.

* Restated on the adoption of FRS 19 (see note 1).

** Major exceptional items for the purpose of calculating adjusted earnings per ordinary share (see note 8).

6. Net interest

	2002 28 weeks £m	2001 28 weeks £m	2001 52 weeks £m
Interest receivable	61	90	165
Interest payable and similar charges	(93)	(119)	(224)
	(32)	**(29)**	**(59)**

7. Tax on profit on ordinary activities

	2002 28 weeks Before excep tax credit £m	2002 28 weeks Total £m	2001 28 weeks restated* Total £m	2001 52 weeks restated* Total £m
Current tax				
UK corporation tax	33	(81)	46	82
Foreign tax	26	26	38	112
	59	(55)	84	194
Deferred tax	16	16	18	29
	75	**(39)**	**102**	**223**

Tax has been calculated using an estimated annual effective rate of 31% (2001 28 weeks, 30.9%; 52 weeks, 30.4%, both having been restated for FRS 19) on profit on ordinary activities before taxation and major exceptional items. The exceptional tax credit of £114m (see note 5) is included in UK corporation tax.

In respect of 2001, tax relating to the non-operating exceptional items (see note 5) was a credit of £2m and a charge of £11m for the periods to 14 April and 30 September respectively, all of which related to major items. The major operating exceptional item (see note 5) attracted a tax credit of £10m.

* Restated on the adoption of FRS 19 (see note 1)

8. Earnings per share

Basic earnings per ordinary share are calculated by dividing the earnings available for shareholders of £275m (2001 28 weeks, £196m*; 52 weeks, £443m*), by 862m (2001 28 weeks, 865m; 52 weeks, 863m), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share are calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 868m (2001 28 weeks, 870m; 52 weeks, 869m).

Adjusted earnings per ordinary share are calculated as follows:

	2002 28 weeks	**2001 28 weeks restated***	**2001 52 weeks restated***
	pence per ordinary share	**pence per ordinary share**	**pence per ordinary share**
Basic earnings	31.9	22.7	51.3
Major exceptional items and tax thereon (see notes 5,7)	(13.2)	3.7	4.9
Adjusted earnings	**18.7**	**26.4**	**56.2**
Adjusted earnings as previously reported		28.3	60.1

Adjusted earnings per ordinary share are disclosed in order to show performance undistorted by abnormal items.

* Restated on the adoption of FRS 19 (see note 1).

9. Net cash flow

	2002 28 weeks £m	2001 28 weeks £m	2001 52 weeks £m
Operating profit before major exceptional items	**275**	**365**	**792**
Depreciation and amortisation	134	121	238
Other non-cash items	3	(6)	1
Earnings before interest, taxation, depreciation and amortisation and major exceptional items	**412**	**480**	**1031**
Decrease/(increase) in stocks	2	(4)	-
(Increase)/decrease in debtors	(37)	7	83
Decrease in creditors	(29)	(49)	(94)
Provisions expended	(19)	(1)	(13)
Operating activities before expenditure relating to major exceptional items	**329**	**433**	**1007**
Major operating exceptional expenditure	(11)	-	(23)
Operating activities	**318**	**433**	**984**
Net capital expenditure (note 10)	(301)	(285)	(868)
Operating cash flow (note 11)	**17**	**148**	**116**
Net interest paid	(17)	(36)	(69)
Dividends paid	(206)	(201)	(295)
Tax paid	(62)	(70)	(149)
Normal cash flow	**(268)**	**(159)**	**(397)**
Major acquisitions	-	(771)	(752)
Major disposals	-	606	623
Net cash flow	**(268)**	**(324)**	**(526)**

10. **Net capital expenditure**

	2002 28 weeks £m	2001 28 weeks £m	2001 52 weeks £m
Hotels	161	124	607
Retail	127	167	288
Soft drinks	15	9	28
Other activities	(2)	(15)	(55)
	301	**285**	**868**

11. **Operating cash flow**

	2002 28 weeks £m	2001 28 weeks £m	2001 52 weeks £m
Hotels	(61)	74	(80)
Retail	74	28	66
Soft drinks	8	11	99
Other activities	(4)	(5)	(9)
Continuing operations	17	108	76
Discontinued operations - Bass Brewers	-	40	40
	17	**148**	**116**

12. **Net debt**

	2002 28 weeks £m	2001 28 weeks £m	2001 52 weeks £m
Opening net debt	(1001)	(345)	(345)
Net cash flow (note 9)	(268)	(324)	(526)
Ordinary shares issued	3	5	9
Ordinary shares repurchased	-	(103)	(103)
Other movements arising on acquisition or disposal	-	(11)	(38)
Exchange and other adjustments	(69)	(62)	2
Closing net debt	**(1335)**	**(840)**	**(1001)**
Comprising:			
Cash at bank and in hand	128	114	67
Overdrafts	(53)	(53)	(37)
Current asset investments	163	659	366
Other borrowings:			
Due within one year	(614)	(344)	(378)
Due after one year	(959)	(1216)	(1019)
	(1335)	**(840)**	**(1001)**

13. Net assets

	2002 13 April £m	2001 14 April restated* £m	2001 30 Sept restated* £m
Hotels	4155	3609	3949
Retail	3399	3219	3328
Soft drinks	259	294	252
Other activities	34	1	23
	7847	7123	7552
Net debt	(1335)	(840)	(1001)
Other net non-operating liabilities	(1165)	(1161)	(1366)
	5347	**5122**	**5185**

* Restated on the adoption of FRS 19 (see note 1).

14. Contingent liabilities

At 13 April 2002, the Group had contingent liabilities of £64m (2001 14 April, £112m; 30 September, £122m), mainly comprising guarantees given in the ordinary course of business.

15. US GAAP information

Generally accepted accounting practice in the United States (US GAAP) differs in certain respects from its counterpart in the United Kingdom (UK GAAP). Details of the significant differences as they apply to the Group are set out in the Annual Report and Financial Statements 2001 and Form 20-F 2001.

Under US GAAP, the Group's net income per American Depositary Share and shareholders' equity, in dollars translated at the rates of exchange shown in note 2, would be:

	2002 28 weeks $m	2001 28 weeks $m	2001 52 weeks $m
Net income	**295**	**701**	**1081**
	$	**$**	**$**
Net income per American Depositary Share			
Basic	0.34	0.81	1.25
Diluted	0.34	0.81	1.24

Each American Depositary Share represents one ordinary share.

	2002 13 April $m	2001 14 April $m	2001 30 Sept $m
Shareholders' equity	**9037**	**8872**	**9217**

16. **Financial statements**

Other than the restatements referred to in note 1 above, the financial information for the 52 weeks ended 30 September 2001 has been extracted from the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

17. **Auditors' review**

The auditors, Ernst & Young LLP, have reported to the directors on their review of these financial statements in accordance with the guidance issued by the Auditing Practices Board. Their unqualified report will be included in the Interim Results 2002 statement which will be sent to shareholders.

This announcement of the interim results for the 28 weeks ended 13 April 2002 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934). Such statements include, but are not limited to, statements made in the Chairman's Statement and the Chief Executive's Operating Review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including (but not limited to): events that impact domestic or international travel; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest rates and tax rates; the effects of future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the impact of the European Economic and Monetary Union; the ability of Six Continents to maintain appropriate levels of insurance, and; changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information - Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2001 filed with the United States Securities and Exchange Commission.

INVESTOR INFORMATION

Dividend - Ordinary Shares

The interim dividend of 10.7 pence per ordinary share will be paid on 31 July 2002 to shareholders on the Company's Register at the close of business on 7 June 2002. The ordinary shares will be quoted ex-dividend from 5 June 2002.

Dividend - American Depositary Receipts ('ADRs')

Payment of the interim dividend to ADR holders will be made on 9 August 2002 to holders of record on 7 June 2002. The ADRs will be quoted ex-dividend from 5 June 2002. The exchange rate to be used in determining the dollar payment to ADR holders will be the £/$ rate on 31 July 2002.

Copies of the interim report will be sent to shareholders and will be available to the public in hard copy from:

The Secretary
Six Continents PLC
20 North Audley Street
London W1K 6WN
Telephone: 020 7409 1919

and also on the Company's website, www.sixcontinents.com

For further information, please contact:

Six Continents PLC	Switchboard	020 7409 1919
	Richard North, Finance Director	020 7409 1919
	Alastair Scott, Investor Relations	020 7409 8214
	Jo Guano, Investor Relations	020 7409 8214
	Mark Rigby, Media Relations	020 7409 8105
	Dee Cayhill, Media Relations	020 7409 8105
	Kathryn Holland, Media Relations	020 7409 8105